Mail Stop 4561

July 30, 2009

Victoria E. Sibley, Esq.
General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, PA 19087

   Re: SunGard Data Systems, Inc.
     Registration Statement on Form S-4
     Filed July 10, 2009
     File No. 333-160514

Dear Ms. Sibley:

   We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As you know, we are currently reviewing your Form 10-K for the fiscal year ended December 31, 2008 as well as the Forms 10 filed by SunGard Capital Corp. and SunGard Capital Corp. II. Please note that we will be unable to consider a request for acceleration of the effective date of this registration statement until after the outstanding comments on your other filings are resolved.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the

expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cover Page

3.   Please revise the cover page to disclose the following:

- Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and

- If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

        We note that these disclosures are provided in the Plan of Distribution section of the prospectus.

Expiration Date; Extensions, Amendments, page 109

4.   We note your reservation of the right to amend the exchange offer. Please revise to indicate that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Item 21. Exhibits and Financial Statement Schedules, page II-5

5.   We are unable to locate the registration rights agreement related to the notes. Please advise.

Item 22. Undertakings, page II-13

6.   Please provide the undertaking at Item 512(a)(5)(i) or (a)(5)(ii), as appropriate.

Exhibit 5.1

7.   We note that the legality opinion assumes that the Schedule II Guarantors have been duly formed and are in good standing in their respective jurisdictions, have executed and delivered the Indenture in accordance with their organizational documents and the laws of their jurisdictions, and that execution, delivery and performance of the Indenture and Guarantees by these Guarantors does not and will not violate the laws

of their respective jurisdictions. These assumptions are not appropriate. Please have counsel revise the opinion to remove them.

*　　　*　　　*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Victoria E. Sibley, Esq.
SunGard Data Systems Inc.
July 30, 2009
Page 4

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact the undersigned at (202) 551-3456. If you thereafter require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (212) 455-2502
        Richard A. Fenyes, Esq.
        Simpson Thacher & Bartlett LLP